Exhibit 1.02

CDC Mobile Launches First “Free to Play, Pay for Merchandise” Mobile Game in China
Company to Move Upstream into Content Provider Segment of MVAS Business

Beijing, April 05, 2007 — CDC Mobile, a leading provider of mobile value-added services (“MVAS”) in China and a business unit of CDC Corporation (NASDAQ: China), announced today it has launched the first “free to play, pay for merchandise” mobile game in China.

The game “Mocca Beans” provides players with different block sets, each producing endless combinations in different stages. The game is free to play but players can purchase useful tools to achieve desired combinations and reach higher levels, thus increasing satisfaction in this mind-stimulating game. As a multiplayer mobile game, it can be played by a large number of concurrent users online using mobile phones.

Although not as graphically advanced as PC-based online games, well-designed mobile games are increasingly being accepted by more and more mobile phone users. According to a survey by a leading professional market research company in China, 92.8 percent of mobile phone users had played games on mobile phones. By the end of January 31, 2007, mobile subscribers in China had exceeded 467 million and the mobile penetration rate had reached 35.3percent, according to statistics from China’s Ministry of Information Industry (MII).

In addition to mobile games, CDC Mobile is also working on a variety of proprietary content to expand its 3G portfolio, including “The Straight Show.” The show is designed as a Chinese version of “The Daily Show” in the U.S. As a six-minute segment of comic news program, “The Straight Show” is specifically positioned as mobile content for the 3G era. The show is currently available as online videos on China.com and has gained a huge following among Chinese Internet users

“Our growth strategy for MVAS (Mobile Value Added Services) is to further strengthen organic growth and to move upstream into the content provider segment of the business,” said Donglei Fang, COO of China.com Inc. “We believe the industry will continue to consolidate towards a smaller group of more stable service providers, which will ultimately provide a healthier competitive environment for our MVAS business. We are confident that CDC Mobile will gain a bigger market share as a leading SP (service Provider) with proprietary mobile content in the long run.”

In addition to emphasizing organic growth, CDC Mobile is also leveraging a strong cash position to selectively acquire synergistic and earnings-accretive companies in the industry. As previously announced, CDC Mobile is investing up to (U.S.)$100 million in its 3G Content Partner Program targeting leading 3G content providers and aggregators in North Asia and Europe, as well as the creation of new original content for the 3G marketplace.

About CDC Mobile
CDC Mobile, a business unit of CDC Corporation, is focused on providing consumer-based and enterprise-based mobile applications services in China. These include SMS (Short Message Services), IVR (Interactive Voice Response), MMS (Multimedia Message Service) and WAP (Wireless Application Protocol) applications and services. Through its companies in China, it has direct connectivity with local mobile operators in 29 provinces. In January 2007, CDC Mobile launched a (U.S.) $100 million investment program targeting strategic investments in leading 3G content providers in North Asia and Europe that can be leveraged to gain first-mover advantage in the anticipated 3G marketplace in China.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with over 46.5 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang, which has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for two consecutive years, in 2005 and 2006. Stone Age 2, from CDC Games, also received the award for “Most Anticipated Game of 2007” from CGIAC. In March 2007, the company announced the formation of CDC Games Studio, funded by up to $100 million, to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements to the development of mobile games by CDC Mobile, the popularity of such mobile games in the China market, the development of CDC Mobile’s 3G Content Partner program, , , future acquisitions, future development of mobile 3G content market in China, the development of proprietary mobile content by CDC Mobile, and the increase of CDC Mobile’s market share through development of proprietary content,. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, including the following, the ability to make investments in content partners, the ability of CDC Mobile to build proprietary 3G products and services for the China market, the ability to make changes in business strategy, development plans and product offerings; the development of the 3G market in China and regulatory developments in China. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward-looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Public Relations
Scot McLeod
CDC Corporation
678-259-8625
Email: scotmcleod@cdcsoftware.com

Investor Relations
Monish Bahl
CDC Corporation
678-259-8510
Email: Monish.bahl@cdcsoftware.com